OnePOWER SYSTEMS LTD.
                                 Ain El-Mraisseh
                    73 Bliss Street, Qoreitem Bldg, 3rd floor
                                 Beirut-Lebanon
                            Telephone: 1-866-906-7983

May 1, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Scott Anderegg

Dear Sirs:

Re: Amendment No. 2 to Registration Statement on Form S-1
    Filed April 15, 2013 File No. 333-185176

We have received your letter dated April 30, 2013 containing comments on amendment number one filing of our S-1 registration statement. We respond to those comments as follows:

Dilution, page 12

1. EXCEPT FOR THE OFFERING PRICE PER SHARE, PLEASE UPDATE ALL AMOUNTS PRESENTED IN THE DILUTION TABLE ON PAGE 13 UNDER EACH OFFERING SUBSCRIPTION SCENARIO BASED ON THE MOST RECENT BALANCE SHEET DATE INCLUDED IN YOUR PROSPECTUS AND DISCLOSED ON PAGE F-13. ALSO, THE HISTORICAL TANGIBLE ASSETS SHOULD BE CONSTANT UNDER EACH SCENARIO.

We have revised our filing to update all amounts presented in the dilution table on page 13 under each offering subscription scenario based on the most recent balance sheet data included in our prospectus and disclosed on page F-13. We have also added a line in the dilution table to show the Historical tangible assets that is consistent under each scenario.

Report of Independent Registered Public Accounting Firm, page F-2

2. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT 15 THAT THE AUDITOR REVISED ITS REPORT TO REFERENCE EACH PERIOD FOR WHICH AUDITED FINANCIAL STATEMENTS ARE REQUIRED. HOWEVER, IT DOES NOT APPEAR THAT THE REPORT INCLUDED IN YOUR FILING HAS BEEN REVISED. AS SUCH, THE AUDIT REPORT DOES NOT REFERENCE EACH PERIOD FOR WHICH AUDITED FINANCIAL STATEMENTS ARE REQUIRED. IN THIS REGARD, THE AUDIT REPORT MUST SPECIFICALLY IDENTIFY EACH AUDITED PERIOD SEPARATELY, AS WELL AS THE CUMULATIVE INCEPTION TO DATE PERIOD. AS PREVIOUSLY REQUESTED, PLEASE HAVE YOUR AUDITOR REVISE ITS REPORT AND INCLUDED IN YOUR PROSPECTUS. REFER TO RULE 2-02(C) OF REGULATION S-X.

We have had our auditor revise their report to reference each period for which audited financial statements are required and included the auditor report in our filing.

I trust the above to be satisfactory. If you have any questions or require anything further please feel free to contact us via e-mail at info@onepowersystems.com or by phone at 1-866-906-7983.

Yours truly,


/s/ Soha Hamdan
--------------------------------
OnePower Systems Ltd.
Soha Hamdan, President